Exhibit 99.2

 February 2024 I Nasdaq: MDWD  Next-Generation Enzymatic Therapeuticsfor Non-Surgical Tissue Repair  ChronEx Phase II Study Data:  A Head-to-Head Comparison of EscharEx® vs. SANTYL®

 2  Cautionary Note Regarding Forward-Looking Statements  This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws, including but not limited to the statements related to the commercial potential of our products and product candidates, the anticipated development progress of our products and product candidates, and our expected cash runaway. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future. These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2023, and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.  Certain studies and data presented herein have been conducted for us by other entities as indicated where relevant. Intellectual property, including patents, copyrights or trade secret displayed in this presentation, whether registered or unregistered, are the intellectual property rights of MediWound. MediWound's name and logo and other MediWound product names, slogans and logos referenced in this presentation are trademarks of MediWound Ltd. and/or its subsidiaries, registered in the U.S.A., EU member states and Israel.

 3  Comparison to Enzymatic Standard of Care  1 OW Primary Research 2 Lantis JC and Gordon I., 2017; Wounds 3 Patry et al., 2017 4 Snyder et al., 2023; Wounds 5 SOC in the Phase 2 trial included SANTYL®   6 Based on the data to date 7 SANTYL® PI    EscharEx®   Investigational drug - Phase 3 in 2H 2024  Mixture of enzymes; Multiple targets of action  Debridement, promotion of granulation, reduction of biofilm & bacteria4,6  1-2 weeks, daily; Monotherapy   Controlled Phase 2 trials; Significant superiority over hydrogel & SOC5  Demonstrated to be safe and well-tolerated6  Approved in the 1960s; $360M+ annual revenues (2022)   Existing reimbursement code1  Collagenase; Single target of action (collagen)  Debridement7   4-8+ weeks, daily; Typically coupled with sharp debridement2  “There is a lack of RCTs with adequate methodological quality”3  Demonstrated to be safe and well-tolerated   SANTYL®

# ChronEx – Multicenter, Randomized, Controlled Phase II Study


SCREENING
DAILY
TWICE WEEKLY
WEEKLY
FOLLOW UP
Start
2w
4w
14w
16w
Inclusion Criteria:
Patients with Venous Leg Ulcers, wound size 2-100 cm², wound age 4 wks to 2 yrs
RANDOMIZATION
EscharEx
n=46
Non-Surgical Standard of Care¹
Placebo
n=43
Non-Surgical Standard of Care¹
NSSOC²
n=30 (8 received SANTYL³)
Non-Surgical Standard of Care²

[1] A standardized selection of non-active dressings to be applied according to their approved label or investigator discretion. Compression wraps were mandatory

[2] Non-Surgical Standard of Care - a standardized selection of non-active dressings or enzymatic debridement product to be applied according to their approved label or investigator discretion. Compression wraps were mandatory

[3] The data in this presentation is a sub-group analysis comparing EscharEx to SANTYL

MediWound | 4

5  Comparable Baseline Characteristics   Parameter  EscharEx   (n=46)  SANTYL   (n=8)  Age (years) - Mean (SD)  65.5 (12.2)  59.9 (11.7)  Female Gender - n (%)  20 (43.5%)  4 (50.0%)  Wound Age (weeks) - Mean (SD)  26.8 (20.5)  29.1 (27.9)  Wound Size (cm2) - Mean (SD)  13.3 (20.4)  10.3 (5.7)  Non-Viable Tissue (%) - Mean (SD)  72.2 (13.7)  78.1 (15.8)

 6  EscharEx Showed Superiority in Incidence of Complete Debridement  Incidence of complete debridement was 63.0% (95% CI=47.5-76.8) for EscharEx vs. 0% for SANTYL; p=0.001  p=0.001

 7  EscharEx Achieved Complete Debridement Significantly Faster  Estimated median time to achieve complete debridement was 9 days (95% CI=5-15 days) for EscharExvs. not achieved for SANTYL (95% CI=22-Not Applicable); p=0.023  p=0.023

 8  EscharEx Showed Superiority in the Incidence of Wound Bed Prepared  Incidence of WBP in Daily Period was 50% (95% CI = 34.9-65.1) for EscharEx and 0% for SANTYL; p=0.015  Throughout study, EscharEx achieved 78.3% (95% CI = 63.6-89.1) vs. 37.5% for SANTYL (95% CI=8.5-75.5); p=0.03  p=0.015  Wound Bed Prepared (WBP):  Complete debridement and complete cover of the wound bed with granulation tissue  p=0.03

 9  EscharEx Achieved Significantly Shorter Time to Wound Bed Prepared  Estimated median time to achieve WBP was 11 days (95% CI =7-50 days) for EscharEx vs. not achieved for SANTYL (95% CI=22-Not Applicable); p=0.014  p=0.014

 10  Data Suggests EscharEx Advantage in Wound Closure  32.6% treated with EscharEx achieved complete wound closure vs. 25% treated with SANTYL (NSS).   Average time to wound closure was 48.4 days (SD=23.5) on EscharEx vs. 76.0 days (SD=2.8) on SANTYL; p=0.05  NSS  p=0.05

 11  Comparable Safety Profile and Patient Reported Pain  Adverse Event  EscharEx   (n=46)  SANTYL   (n=8)  Target wound AEs  Skin exfoliation, skin maceration, wound infection, cellulitis  20 (43.5%)  3 (37.5%)  Applicational pain AEs  1 (2.2%)  1 (12.5%)

 12  Summary of Results  Parameter  EscharEx   (n=46)  SANTYL   (n=8)  p-value  Incidence of complete debridement  63%  0%  0.001  Median time for complete debridement  9 days  Not achieved   0.023  Incidence of WBP (daily treatment period)  50.0%  0%  0.015  Incidence of WBP (throughout study)  78.3%  37.5%  0.03  Estimated median time to achieve WBP  11 days  Not achieved   0.014  Incidence of complete wound closure  32.6%  25.0%  NSS  Average time to wound closure  48.4 days  76 days  0.05  Patient reported applicational pain  Comparable  N/A  Incidence of adverse wound reactions  Comparable  N/A